AB 3/16

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

12011647

AB 2/29

UN
SECURITIES ANI
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHIL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4041 N. High Street, Suite 402
(No. and Street)

Columbus (City) Ohio (State) 43214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Englehart (614) 255-5545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/21/12

OATH OR AFFIRMATION

I, ____Scott Englehart______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BHIL Distributors, Inc.____, as of ___December 31__________________________, 2011___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None____

DINA TANTRA
Notary Public
In and for the State of Ohio
My Commission has no Expiration

NOTARIAL SEAL STATE OF OHIO

Signature

_____President____________________
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHIL Distributors, Inc.

(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Financial Statements and Supplementary Information For the Year Ended December 31, 2011

Contents

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
BHIL Distributors, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of BHIL Distributors, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHIL Distributors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Columbus, Ohio
February 3, 2012

BHIL Distributors, Inc.
Statement of Financial Condition

		12/31/2011
ASSETS		
Cash and cash equivalents	$	319,442
Distribution fees receivable		559,189
Accounts receivable		53,624
Prepaid expenses		22,474
Current tax benefit		8,811
Total assets	$	963,540
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Distribution fees payable	$	559,189
Accounts payable and accrued expenses		12,899
Total liabilities		572,088
Shareholders' Equity		
Common stock, no par value		
1,500 shares authorized;		
100 issued and outstanding at December 31, 2011		25,000
Additional paid-in capital		675,000
Accumulated deficit		(308,548)
Total shareholders' equity		391,452
Total liabilities and shareholders' equity	$	963,540

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statement of Operations

		Year Ended 12/31/2011
REVENUES:		
Underwriting service fees	$	252,970
Commissions		246,345
Total revenue		499,315
OPERATING EXPENSES:		
Commissions		246,345
Allocation from parent		235,330
Regulatory and related		25,782
Professional services		9,500
Other expenses		7,531
Total operating expenses		524,488
NET OPERATING LOSS BEFORE TAXES		(25,173)
Income tax benefit		8,811
NET LOSS	$	(16,362)

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statement of Changes in Shareholders' Equity

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2011	100	$ 25,000	$ 575,000	$ (292,186)	$ 307,814
Addition to Paid-In Capital	-	-	100,000	-	100,000
Net loss	-	-	-	(16,362)	(16,362)
Balance at December 31, 2011	100	$ 25,000	$ 675,000	$ (308,548)	$ 391,452

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statement of Cash Flows

		Year Ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(16,362)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in accounts receivable		7,894
Decrease in distribution fees receivable		87,027
Decrease in distribution fees payable		(87,027)
Decrease in accounts payable and accrued expenses		(97,488)
Other changes in assets and liabilities		157,694
Net cash provided by operating activities		51,738
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital contribution		100,000
Net cash provided by financing activities		100,000
CASH AND CASH EQUIVALENTS		
Net change during the year		151,738
At beginning of year		167,704
At end of year	$	319,442
Cash paid during the year for:		
Interest	$	-
Income taxes		-

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Notes to Financial Statements

Note 1 Organization

BHIL Distributors, Inc. (the "Company" or "BHIL"), an Ohio Corporation incorporated on February 19, 2008, is an indirect wholly-owned subsidiary of Diamond Hill Investment Group, Inc. ("DHIL") and a direct subsidiary of Beacon Hill Fund Services, Inc. ("BHFS"). BHIL is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). BHIL is a limited purpose broker-dealer and serves solely as distributor and principal underwriter to various open-end registered investment companies (collectively, the "Funds").

Note 2 Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company's significant accounting policies:

Cash and Cash Equivalents - Cash and cash equivalents include demand deposits with two financial institutions.

Accounts Receivable - Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2011.

Revenue Recognition - Underwriting service fees are generally paid by affiliates of the Funds pursuant to agreements or supplementary distribution fee agreements between the Funds, their affiliates, and the Company for the underwriting services performed by the Company.

Distribution fees represent 12b-1/service fees paid by the Funds pursuant to distribution agreements (the "Agreements") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to the investors. Receipts and payments of distribution fees are recorded on a net basis in the Statement of Operations as revenue and contra revenue, as it is the appropriate accounting treatment for this agency relationship. Distribution expense represents 12b-1/service fees paid to third parties. Distribution fees not paid to the selling brokers are used to support other distribution related activities as allowed under the Agreements. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commissions earned by the Company) may include, but are not limited to, additional shareholder services, printing of prospectuses and reports used for sales purposes, expenses of preparation and printing of sales literature, advertisements, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Note 2 Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Distribution fees gross and net revenue are summarized below:

		Year Ended December 31, 2011
Distribution fees received	$	6,812,125
Distribution expenses paid		(6,812,125)
Distribution fee revenue, net of related expenses	$	-

For certain classes of shares that have CDSC (Contingent Deferred Sales Charge) fee arrangements, the Distributor pays front-end commissions to the selling broker and has future rights to 12b-1 distribution fees from the sale of said shares. BHIL has entered into arrangements with financing agents consisting substantially of an affiliated party, whereby the financing agents pay to BHIL an amount equal to the commissions paid to the selling broker, effectively selling the future rights to 12b-1 distribution fees. Therefore, commission payments and the selling of the 12b-1 stream to the financing agents are recorded on a gross basis in the Statement of Operations. An expense is recognized in the amount of the upfront commissions paid and revenue is recognized for the payment received from the financing agent.

Income Taxes - The Company accounts for income taxes using an asset and liability approach. A net current tax asset or liability is determined based on differences between the financial reporting and income tax basis of assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company has analyzed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2008 through 2011) and has recognized no adjustments resulting from uncertain positions.

Note 3 Related Party Transactions

During the ordinary course of business, BHFS shares various services with the Company such as use of office facilities, equipment, personnel and other administrative services. BHFS allocates these shared expenses to the Company pursuant to an expense sharing agreement. The aggregate amount charged to the Company by BHFS was $235,330, for the year ended December 31, 2011. At December 31, 2011, BHIL had no balance in accounts payable due to BHFS for services under the expense sharing agreement. The shared expenses would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2011, commission revenue for the Company consisted of $246,147 from an affiliated financing agent. During the year ended December 31, 2011, BHFS made an additional capital contribution of $100,000 in the Company.

Note 4 Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other shares accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2011, the Company had net capital under the Rule of $360,167, which was $322,028 in excess of its minimum required net capital of $38,139. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.5884 to 1.

Note 5 Regulatory Compliance

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of registered investment company shares. The Company does not hold customer funds or safekeep customer securities.

Note 6 Income Taxes

The operating results of the Company were included in the consolidated federal and city tax returns of DHIL and its subsidiaries. For financial reporting purposes, DHIL follows the policy of allocating the consolidated income tax provision among DHIL and its subsidiaries on a separate return basis, which includes, for subsidiaries with a tax loss, an allocated benefit from the consolidated group based upon the reduction in the current taxes otherwise payable by the group.

Note 7 Commitments and Contingencies

The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company's liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company's potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 8 Subsequent Events

The Company evaluated subsequent events from December 31, 2011, the date of these financial statements, through February 3, 2012, the date these financial statements were issued and available.

BHIL Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

			12/31/2011
Net Capital:			
Total shareholders' equity from Statement of Financial Condition			$ 391,452
Deductions for nonallowable assets:			
Accounts receivable (aged greater than 30 days)			-
Prepaid expenses			22,474
Tax benefit			8,811
Total deductions for nonallowable assets			31,285
Net capital			$ 360,167
Aggregate Indebtedness:			
Items included on the Statement of Financial Condition:			
Accounts payable and accrued expenses	$ 12,899		
Distribution fees payable	559,189		
Total aggregate indebtedness	$ 572,088		
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)			$ 38,139
Net capital in excess of required minimum			$ 322,028
Ratio of aggregate indebtedness to net capital*		1.5884	to 1.00
Aggregate indebtedness capacity with a 12 to 1 ratio to net capital*			$ 3,749,916

* The Company's Aggregate Indebtedness to Net Capital ratio must be less than 15 to 1. A warning will be issued to FINRA, the FINOP and CCO if the Aggregate Indebtedness to Net Capital ratio reaches 12 to 1.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the unaudited FOCUS Report for December 31, 2011 filed on January 23, 2012.

BHIL Distributors, Inc.

Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2011

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
BHIL Distributors, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of BHIL Distributors, Inc. (the Company), as of and for the year ended December 31, 2011, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Columbus, Ohio
February 3, 2012